Rule 424(b)(3)
Registration No. 333-136245

PROSPECTUS

Clearly Canadian Beverage Corporation

16,616,642 Common Shares

This prospectus relates to the offer and sale by time to time of up to 16,616,642 common shares of Clearly Canadian Beverage Corporation by the selling shareholders, who are listed in the section beginning on page 13 of this prospectus. The shares being offered for sale by the selling shareholders include 4,734,350 shares that are currently issued and outstanding, 5,322,292 shares that are issuable upon exercise of outstanding share purchase warrants and 6,560,000 shares that are issuable upon conversion of the outstanding Class B Preferred shares.

The selling shareholders may from time to time sell any or all of their the common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

Our common shares are quoted on the OTC Bulletin Board under the symbol “CCBEF”. On December 20, 2006 the closing price of our common shares on the OTC Bulletin Board was $2.38 per share.

We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of the common shares by the selling shareholders. However, to the extent the selling shareholders exercise any share purchase warrants for cash, we will receive proceeds from such exercises. We will pay for the expenses of this offering.

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Investment in our common shares involves a high degree of risk.
See “Risk Factors” beginning on page 4 of this prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.

Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of such information.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Clearly Canadian Beverage Corporation is organized under the laws of Canada, most of our officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our”, “Clearly Canadian” or similar terms refers to Clearly Canadian Beverage Corporation either alone or together with our subsidiaries. In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” and “dollars” are to U.S. dollars.

Clearly Canadian® and Clearly Canadian O+2® are our registered trademarks. All other trademarks, product names and company names used in this prospectus are the property of their respective owner.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about our company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Clearly Canadian Beverage Corporation and our subsidiaries. Reference to “selling shareholders” refers to those shareholders listed herein under Selling Shareholders, who may sell shares from time to time as described in this prospectus.

Our Business

We are in the business of producing, distributing and marketing premium alternative beverages and products, Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage. All of our products are distributed in the United States and Canada and certain of our products are distributed in the Caribbean, Korea, Indonesia, and other countries. During the 2005 fiscal year, the largest markets for our products were the United States (approximately 78% of total sales), Canada (approximately 18% of total sales) and International (4%).

Our products are considered “new age” beverages, a category which became identifiable in the mid-1980s. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar, and less or no carbonation. New age beverages are traditionally seen as healthful, premium-priced, distinctively packaged and distributed primarily through cold channels represented by convenience stores, delis and specialty stores.

We are focused on creating new premium beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our new age beverage product line offerings.

Clearly Canadian Beverage Corporation was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. We subsequently changed our name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 we changed our name to The International Beverage Corporation. We adopted our current name on May 14, 1990. We are now governed by the Business Corporations Act (British Columbia).

Our principal executive offices are located at 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1. Our telephone number is (604) 742-5300 and our website address is www.clearly.ca. The information contained on our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

We have three wholly-owned subsidiaries: CC Beverage (U.S.) Corporation; Clearly Canadian Beverage (International) Corporation; and Blue Mountain Springs Ltd.

RISK FACTORS

Investing in our common shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.

Risks Related to Our Business

There is a risk to our operating as a going-concern. If we cannot fund our operations from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business.

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption, as described in our independent auditor’s report on the December 31, 2005 consolidated financial statements. We had a loss of $6,069,000 for the year ended December 31, 2005. At December 31, 2005 we had a working capital deficit of $446,000, an accumulated deficit of $68,714,000 and a shareholders’ equity of $1,724,000. For the year ended December 31, 2004, we had a loss of $5,531,000. At December 31, 2004 we had a working capital deficit of $4,370,000, an accumulated deficit of $62,334,000 and a shareholders’ deficiency of $3,515,000. Operations for the years ended December 31, 2005 and December 31, 2004 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. During fiscal 2005 and into fiscal 2006, we completed a corporate restructuring and raised approximately $14 million of equity financing to fund working capital requirements. Nonetheless, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations and working capital requirements until we can achieve a self sustaining level of sales.

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

We have a history of operating losses which are likely to continue unless we significantly increase sales volume and maintain fixed and variable costs.

We incurred net losses of $6,069,000, $5,531,000 and $3,713,000 for the year ended December 31, 2005, December 31, 2004 and December 31, 2003 respectively. We will likely incur additional losses during the year ending December 31, 2006. We believe that to operate at a profit we must significantly increase the sales volume for our products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. Our ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for our Clearly Canadian® sparkling flavoured water and expanding distribution of our other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. Our ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our current brands and products in target markets, the ability to price our products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

We have experienced a trend of declining revenue and may never be profitable.

We have experienced a declining revenue trend since 1998 and earlier. For the year ended December 31, 2005, we had sales revenues of $9,141,000, compared to revenues of $11,586,000 in 2004, $13,270,000 in 2003, $20,205,000

in 2002, $23,257,000 in 2001 and $23,247,000 in 2000. This declining revenue trend occurred while the industry for the new age beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to $14.7 billion in 2003 (on volumes of 4.6 billion gallons). Competition has intensified in the new age beverage category and we compete for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete over the past five years, we spent substantial resources marketing and repositioning our Clearly Canadian® sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2®, Tré Limone® and Reebok Fitness Water beverage products. Despite such marketing efforts, we had only limited success with the Tré Limone® and Reebok beverage products and we no longer market either of these products. We may not be successful in reversing the declining revenue trend, and we may not be able to generate sufficient revenues from sales to return to profitability.

We depend on key management employees.

Our business is dependent upon the continued support of existing senior management, including our President, Brent Lokash. Mr. Lokash was appointed as our President on September 29, 2005 following the resignation of Douglas Mason as President, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. Lokash, or any key members of our existing management, could adversely affect our business and prospects.

Our operations may be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States or other countries.

Our operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect our current or future foreign operations.

Our future operating results are subject to a number of uncertainties.

Our future operating results are subject to a number of uncertainties, including our ability to market our beverage products and to develop and introduce new products, our ability to penetrate new markets, the marketing efforts of distributors and retailers of our products, most of which also distribute or sell products that are competitive with our products, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and any changes thereto, especially those that may affect the way in which our products are marketed and produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Food and Drug Administration.

Our results of operations have fluctuated and are likely to continue to fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant product orders, increased cost in the completion of product orders, increased competition, regulatory and other developments in our markets, changes in the demand for our products, the cancellation of product orders, difficulties in collection of receivables, the timing of new product introductions, changes in pricing policies by us and our competitors, delays in the introduction of products by us, expenses associated with the acquisition of production resources and raw materials from third parties, the mix of sales of our products, seasonality of customer purchases, personnel changes, political and economic uncertainty, the mix of international and North American revenue, tax policies, foreign currency exchange rates and general economic and political conditions.

We believe that economic developments and trends have adversely affected and may continue to affect levels of consumer spending in the markets that we serve. We believe that these and other factors have adversely affected demand for our products. While we believe that economic conditions in certain of our markets show signs of improvement, we also believe that economic conditions and general trends are likely to continue to affect demand for premium priced beverage products such as we produce and sell. Such factors may also increase the amount of doubtful accounts or adversely affect the likelihood of collection of such accounts with third parties, such as distributors and retailers, to whom we sells products.

Because we are unable to forecast with certainty the receipt of orders for products and our expense levels are relatively fixed and are based, in part, upon our expectation of future revenue, if revenue levels fall below expectations, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of our expenses vary with our revenue.

Based on all of the foregoing factors, we believe that our quarterly and annual revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations may not necessarily be meaningful and that such comparisons should not be relied upon as an indication of future performance.

Our intellectual property rights are critical to our success, and the loss of such rights could materially and adversely affect our business.

We regard our trademarks, trade dress, copyrights, trade secrets and similar intellectual property as critical to our success and we attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. In the past, we have licensed elements of our distinctive trademarks, trade dress and similar proprietary rights to third parties, and we anticipate that we may license such elements in the future as well. While we attempt to ensure that the quality of our brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of our proprietary rights or the reputation of our products, either of which could have a material adverse effect on our business. Furthermore, there can be no assurance that third parties will not infringe or misappropriate our trademarks, trade dress and similar proprietary rights. Despite our precautions, some or all of the trade secrets and other know-how that we consider proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain. If we lose some or all of our intellectual property rights, our business may be materially and adversely affected.

Increases in the cost of packaging and raw materials could reduce profits.

We spend significant amounts on packaging for our products. We consider packaging to be an important component in the sale of our products. Packaging has been very important to our success and helps to distinguish our products from those of our competitors. We purchase our primary packaging supplies, including bottles, caps, preforms, labels and trays from outside vendors. In addition, we purchase a significant portion of the ingredients needed to produce our products, including sweeteners and carbon dioxide, from outside vendors. We rely on our ongoing relationships with key suppliers to support our operations. If the cost of our packaging or raw materials increases significantly, the total cost of our products would increase significantly, which could adversely affect the sales of our products, as well as our financial performance.

We have made estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with Canadian GAAP. Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. We believe that the information provided in the notes to our financial statements address our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond our control.

Our directors, officers, promoters and other members of management may serve as directors, officers, promoters and other members of management of other companies, therefore it is possible that a conflict of interest may arise.

Certain of our directors, officers, and other members of management, including Brent Lokash, Matthew J. Hoogendoorn, Andrew Strang, David Parkes, Cameron Strang and Marco Markin, presently serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Clearly Canadian and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

We are incorporated in British Columbia, Canada, some of our directors and officers live in Canada, and most of our assets are in Canada, and as such investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a corporation existing under the laws of British Columbia and the majority of our assets and operations are located, and the majority of our revenues are derived, outside the United States. We have appointed an agent to receive service of process in the United States. It may not be possible for shareholders to enforce outside the United States judgments against us obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal securities laws. In addition, most of our directors and officers are citizens and residents of Canada, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the United States federal and state securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., we and our insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible, and as such there is uncertainty as to whether Canadian courts would enforce (a) judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or such persons predicated upon the United States federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Risks Related to Our Industry

Our industry is very competitive and we may not be able to achieve long term successes.

Our products compete with a number of established brands and new products that target the same market as we do. We compete against major manufacturers of both traditional and new age beverages, many with substantially greater marketing, cash, distribution, production, technical and other resources than us. Although the size of the new age beverage market has grown, the competition and number of brands has also increased. There can be no assurance that future growth of the new age beverage market will result in increased demand for our products. Our market distribution and penetration may be limited as competition increases. Based on industry information, the product lifecycle for beverage brands and products may be limited to a few years in a geographic distribution area before consumers’ taste preferences change. The development of new products requires a significant investment of capital and there can be no assurance that such new products, when introduced, will be accepted by consumers. Our current products are in varying stages of their lifecycles. We expect that these lifecycles will vary from product to product, and there can be no assurance that such products will either become or remain profitable for us. A failure or inability to introduce new brands, products or product extensions into the marketplace as existing products mature would likely prevent us from achieving long-term profitability.

We are dependent on the distribution services of distributors in order to distribute and sell our beverage products to retailers and consumers.

We rely, to a significant extent, on the distribution services of distributors in order to distribute and sell our beverage products to retailers and consumers. Over recent years, we have observed an increased consolidation of distribution services within the new age beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to new age beverage companies, have acquired or developed new age beverage products. As a result of these developments, these distribution companies that are associated with traditional soft drink beverage companies are less willing to distribute and sell other companies’ new age beverage products, especially if such products compete with the products that the traditional soft drink companies have within their portfolio of beverages. In view of these developments, we attempt to diversify our distribution network to align ourselves with distribution companies that are not affiliated only with traditional soft drink beverage companies.

Our industry is very regulated and we must be in compliance with current and changing rules and regulations.

The production and marketing of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether and to what degree changes in these rules and regulations will impact our business.

We may be unable to maintain our market share and as a result our financial performance may suffer.

The beverage consumption trends of consumers are subject to constant change, whether due to taste, price, marketing, competitive factors, social trends or fads or other factors, many of which are beyond our ability to reasonably predict or control. There is no assurance that consumers will continue to purchase our products in the future. Additionally, many of our products are marketed as premium products and are sold at premium prices. Consumers may perceive the pricing of our products as not affordable. To maintain market share, we need to anticipate and respond to changing consumer preferences, and we may also have to reduce profit margins which would adversely affect our prospects and results of operations. If we are unable to adequately respond to changing consumer preferences, our market share will decline, our revenues will decline and our financial condition will be adversely affected.

The beverage industry is subject to seasonal variations in demand.

Sales of beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, our sales and results of operations vary seasonally and such variations may be significant.

Risks Related to our Capital Stock

BG Capital Group beneficially owns a majority of the voting power and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

BG Capital Group Ltd. is the holder of 1,600,000 (100% of class) of our Class B Preferred shares which are convertible into 6,560,000 common shares. In the event BG Capital were to convert its Class B Preferred shares into common shares and exercise all of its rights to acquire stock on the exercise of warrants issued in connection with previous financings, as of December 5, 2006 it would own approximately 58% of our common shares. In addition, BG Capital will receive Variable Multiple Voting Shares (See “Description of Share Capital” below) on the conversion of any of the Class B Preferred shares which would have the effect of increasing its outstanding voting power further. Accordingly, this single shareholder can influence the outcome of shareholder votes, involving the election of directors, the adoption or amendment of provisions in our articles of association and the approval of mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by BG Capital could have the effect of delaying, deferring or preventing a change in control of our company.

In addition, we have a shareholders’ rights plan and super majority approval requirements, each of which may prevent or delay a change of control.

Future financings and exercise of the outstanding options and warrants could result in significant dilution to our shareholders.

During 2006 we completed several private placements, resulting in the issuance of common and preferred shares and common share purchase warrants. Additionally, we may need to seek additional sources of debt or equity financings in the future to fund our operations and working capital requirements. As we issue stock or convertible securities in the future, including for any future financing, those issuances would also dilute our shareholders. If additional funds are raised through the issuance of equity or convertible debt securities, the newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. Furthermore, if additional shares are issued or if we acquire other businesses through the sale of equity securities, our shareholders’ will be diluted.

In addition, we have reserved, in aggregate, 1,750,000 common shares for issuance upon exercise of options under our 2005 Stock Option Plan, and 10,000,000 common shares for issuance upon exercise of options or other stock-based awards under our 2006 Equity Incentive Plan. As of December 5, 2006, we had granted options exercisable to acquire up to 2,503,693 common shares under these plans at exercise prices ranging from $1.00 to $13.50 per share. As of December 5, 2006, there are outstanding warrants to purchase up to 5,855,834 shares at exercise prices ranging from $1.25 to $3.25 per share. The issuance of shares under either of our stock plans or upon exercise of any of the outstanding share purchase warrants will also dilute our shareholders.

Our shares have experienced significant price volatility and continued volatility may adversely affect the price of our common shares.

Our common share price has experienced significant price volatility, with closing trading prices on the OTC Bulletin Board ranging from $0.45 (high) to $0.16 (low) during the year ended December 31, 2004, from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, and from $4.41 (high) to $2.05 (low) during the period from January 1, 2006 to December 5, 2006. There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of the common stock and make it difficult for shareholders to resell their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like the American Stock Exchange. Accordingly, an investor in our common stock may have difficulty reselling his or her shares.

Because our common stock is considered a “penny stock,” our shareholders’ ability to sell or buy shares in the secondary trading market may be limited.

Our common stock is subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

  obtaining financial and investment information from the investor;
  obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
  providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

As a result, for as long as our common stock is subject to these penny stock rules, our shareholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

Sales of a substantial number of our common shares into the public market by the selling shareholders may result in significant downward pressure on the price of our common shares and could affect the ability of our shareholders to realize the current trading price of our common shares.

Our common shares are traded on the OTC Bulletin Board under the symbol “CCBEF”. The sale of a substantial number of our common shares in any public market could cause a reduction in the market price of our common shares. As of December 5, 2006, there were 13,850,981 common shares and 1,600,000 shares of Class B preferred stock issued and outstanding. When this registration statement is declared effective, the selling shareholders may be reselling up to 16,616,642 common shares and, as a result of this registration statement, a substantial number of our shares of our common shares may be available for immediate resale, which could have an adverse effect on the price of our common shares.

Any significant downward pressure on the price of our common shares as the selling shareholders sell such common shares could encourage short sales by the selling shareholders or others. Any such short sales could place further downward pressure on the price of our common shares.

If we were to lose our foreign private issuer status, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of U.S. securities laws. For example, the U.S. proxy solicitation rules, Regulation FD and the Section 16 short swing profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms l0-KSB, 10-QSB and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada. Compliance with these additional securities laws would likely result in increased expenses. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize certain of the forms available for registered offerings by Canadian companies in the U.S., which could limit our ability to access the capital markets in the future.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. Forward-looking statements are statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Registration Statement. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

THE OFFERING

This prospectus relates to the resale by the selling shareholders of Clearly Canadian Beverage Corporation listed herein, of up to 16,616,642 common shares. These shares consist of the following:

  140,000 common shares that are currently issued and outstanding, which we issued as compensation pursuant to the terms of a consulting agreement dated April 1, 2005;

  1,640,000 common shares that have been issued upon the conversion of 400,000 Class B preferred shares, plus an additional 6,560,000 common shares that may be issued upon the conversion of the remaining outstanding 1,600,000 Class B preferred shares. We originally issued the Class B preferred shares on May 25, 2005;

  207,506 common shares that are currently issued and outstanding, which we issued as dividends on Class A and Class B Preferred shares;

  450,000 common shares that are currently issued and outstanding, which we issued as finder’s fees for a private placement completed in May 2005;

  545,953 common shares that are currently issued and outstanding, which we issued in a private placement on May 27, 2005;

  1,000,000 common shares that may be issued upon the exercise of certain share purchase warrants at an exercise price of $2.00 per share. We granted these share purchase warrants as compensation pursuant to the terms of a consulting agreement dated November 1, 2005;

  760,000 common shares that are currently issued and outstanding and 4,090,000 common shares that may be issued upon the exercise of outstanding share purchase warrants at an exercise price of $1.25 per share. We issued these common shares and share purchase warrants in a private placement of units in December 2005;

  200,000 common shares that are currently issued and outstanding, which we issued in a private placement in July 2006;

  624,314 common shares that are currently issued and outstanding and 100,000 common shares that may be issued upon the exercise of outstanding share purchase warrants at an exercise price of $2.00 per share. We issued these common shares and share purchase warrants in July 2006 in settlement of certain litigation;

  An aggregate of 132,292 common shares that may be issued upon the exercise of certain share purchase warrants at an exercise prices ranging from $2.00 to $3.00 per share. We granted these share purchase warrants to BG Capital Group Ltd., our controlling shareholder, as partial payment of finder’s fees for its assistance with our private placements during 2005 and 2006.

  166,577 common shares that are currently issued and outstanding and held by the selling shareholders, which were acquired in privately negotiated transactions with third-parties or in open market transactions.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2006, and proforma to give effect to the issuance of the common shares issuable upon (a) conversion of the outstanding Class B preferred shares and (b) exercise of certain share purchase warrants, and before deducting expenses of this offering. This table is presented in U.S. GAAP and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September
	30, 2006	Proforma
	(in Thousands)	(in Thousands)

Assets	$10,633	$18,264

Accounts payable	1,979	1,979
Capital lease obligation, current portion	3	3

Capital lease obligation, long-term portion	8	8
	1,990	1,990
Capital Stock
Authorized
Unlimited common shares without par value
Unlimited Multiple Voting Shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding as of September 30, 2006: 2,000,000 Class B preferred
shares. Proforma: Nil Class B Shares	2,000	--

Issued as of September 30, 2006: 12,248,281 common shares without par value. Proforma: 25,770,573 common shares without par value
Outstanding as of September 30, 2006: 12,210,981 common shares without par value. Proforma: 25,733,273 common shares without
par value	75,119	84,750
Contributed surplus	7,844	7,844
Cumulative translation account	(730)	(730)
Deficit	(75,590)	(75,590)
	8,643	16,274

	10,633	18,264

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common shares being offered for sale by the selling shareholders, although we could receive proceeds of up to $7,631,439 if all of the share purchase warrants are exercised for cash. We will use the net proceeds from the exercise of the warrants to fund our projected cash shortfalls in 2006 and 2007, to execute advertising, promotional, and selling initiatives for Clearly Canadian® flavoured sparkling beverages and new beverage products we are currently developing, to fund new product development, to develop and fund new distribution and sales channels and strategies, and for general working capital.

SELLING SHAREHOLDERS

All of our common shares issued are being offered by the selling security holders listed in the table below. The 16,616,642 shares being offered for resale pursuant to this prospectus consist of the following:

  4,734,350 shares that are currently issued and outstanding held by the selling security holders;
  5,322,292 shares issuable upon exercise of share purchase warrants held by the selling security holders, at exercise prices ranging from $1.25 to $3.00 per share; and
  6,560,000 shares issuable upon conversion of the Class B preferred stock.

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock by the selling shareholders as of December 5, 2006, and the number of common shares covered by this prospectus. The following table assumes that the selling security holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. Except as noted below, the shares offered for sale constitute all of the common shares known to us to be beneficially owned by the respective selling security holder. To our knowledge, following the offering and sale of the shares, none of the selling security holders will beneficially own more than one percent of the issued and outstanding shares of common stock.

We will not receive any of the proceeds from the sale of the shares offered under this prospectus; although we will receive proceeds to the extent any of the share purchase warrants are exercised for cash.

We may require the selling shareholder to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Other than the relationships described below, none of the selling shareholders has, nor have they within the past three years had, any material relationship with us. To our knowledge, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

The applicable percentages of ownership of shares of common stock shown in the table below are based on an aggregate of 13,850,981 common shares issued and outstanding on December 5, 2006. The number of shares shown in the table as beneficially owned is determined under rules promulgated by the SEC.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to Offering		Shares Being	After Offering
Name	Number	Percent	Offered	Number	Percent

BG Capital Group Ltd. (1)	40,817,095	79.1%	13,793,848	27,023,247	51.2%
Slot 2000 A.P. 59223
Nassau, The Bahamas

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to Offering		Shares Being	After Offering
Name	Number	Percent	Offered	Number	Percent

James Dines (2)	1,000,000	6.7	1,000,000	0	--
2600 - 825 Third Avenue
New York, NY 10022

J. Gardner Hodder, in Trust (3)	728,568	5.2	724,314	4,254	**
c/o Polten & Hodder
181 University Avenue, Suite 2200
Toronto, ON M5H 3M7

Douglas L. Mason (4)	577,980	4.2	577,980	0	--
Criterion Capital Corporation
3912 Marine Drive
West Vancouver, B.C. V7V 1N4

Brent Lokash (5)	560,000	3.9	70,000	490,000	1.9
c/o Clearly Canadian Beverage Corporation
2267 10th Avenue West
Vancouver, BC V6K 2J1

Thomas Celani	200,000	1.4	200,000	0	--
42875 Grand River Ave., Suite 201
Novi, MI 48375

Cameron Strang (6)	250,500	1.8	150,500	100,000	**
9215 Olympic Boulevard
Beverly Hills, CA 90212

Andrew Strang (7)	426,750	3.0	71,750	355,000	1.4
c/o Clearly Canadian Beverage Corporation
2267 10th Avenue West
Vancouver, BC V6K 2J1

Yasmeen Strang (8)	55,750	**	28,250	27,500	**
c/o Clearly Canadian Beverage Corporation
2267 10th Avenue West
Vancouver, BC V6K 2J1

TOTAL	44,616,643	83.8%	16,616,642	28,000,001	52.6%

**	Less than one percent.
(1)	Robert Genovese is the sole shareholder of BG Capital Group Ltd. and has sole voting and dispositive power over the common shares owned by BG Capital Group Ltd. The number of common shares listed as beneficially owned includes 6,560,000 common shares issuable upon conversion of outstanding 1,600,000 Class B Preferred shares, 4,000,000 common shares issuable upon the exercise of the Series A share purchase warrants, and 132,292 common shares issuable upon the exercise of other share purchase warrants. The Series A share purchase warrants are currently exercisable at an exercise price of $1.25 per share and expire on the date that is two years from the effective date of the registration statement filed with the SEC with respect to the shares issuable thereunder. In addition, the number of shares listed as beneficially owned before and after the offering includes voting rights equivalent to 27,023,247 common shares based on 1,600,000 Variable Multiple Voting Shares, which are issuable upon conversion of the Class B Preferred shares held by BG Capital. See “DESCRIPTION OF SHARE CAPITAL – Variable Multiple Voting Shares.”
(2)	James Dines is a member of our Advisory Board. The number of common shares listed as beneficially owned by Mr. Dines consists solely of share purchase warrants to purchase 1,000,000 common shares. The share purchase warrants are currently exercisable at an exercise price of $2.00 per share, expiring on November 1, 2010.
(3)

Includes 100,000 common shares issuable upon exercise of share purchase warrants, which are currently exercisable at an exercise price of $2.00 per share and expire on July 14, 2011. The shares and warrants are being held in an escrow account, in trust for the benefit of Shari-Anne Dudart, Jeanette McGrath and Ralph Moyal pursuant to the terms of a litigation settlement with us. Pursuant to the terms of the settlement, the common shares and warrants will be released from escrow, and the right to sell these common shares and warrants will vest, in six traunches over a three-year period.

(4)

Douglas L. Mason was formerly our President and Chief Executive Officer from June 1986 to October 2005, and a member of our board of directors from March 18, 1981 to March 31, 2006. The number of common shares listed as beneficially owned includes 60,000 common shares issuable upon exercise of outstanding Series A share purchase warrants held by Mr. Mason, and 517,980 shares held by Criterion Capital Corporation, a company for which Mr. Mason is the sole shareholder. The Series A share purchase warrants are currently exercisable at an exercise price of $1.25 per share and expire on the date that is two years from the effective date of the registration statement filed with the SEC with respect to the shares issuable thereunder.

(5)

Brent Lokash is our President, and a director. The number of common shares listed as beneficially owned includes 490,000 common shares issuable upon exercise of stock options, and 30,000 common shares issuable upon exercise of the Series A share purchase warrants held by Mr. Lokash. The Series A share purchase warrants are currently exercisable at an exercise price of $1.25 per share and expire on the date that is two years from the effective date of the registration statement filed with the SEC with respect to the shares issuable thereunder.

(6)

Cameron Strang has served as a director since May 5, 2005. The number of common shares listed as beneficially owned by him includes 100,000 common shares issuable upon exercise of stock options. Mr. Cameron Strang is the brother of Andrew Strang, our Chief Operating Executive.

(7)

Andrew Strang has served as a consultant to us since February 1, 2006, and currently holds the position of Chief Operating Executive. The number of common shares listed as beneficially owned by him includes 5,000 shares owned by Altamont Investments Ltd., for which Andrew Strang is the sole shareholder and has sole voting and dispositive power. The number of common shares listed as beneficially owned by him also includes 350,000 common shares issuable upon exercise of stock options. Does not include 55,750 shares held in a Registered Retirement Savings Plan for Mr. Strang’s wife, for which shares Mr. Strang disclaims beneficial ownership. Mr. Andrew Strang is the brother of Cameron Strang, one of our directors.

(8)	Yasmeen Strang is the wife of Andrew Strang, our Chief Operating Executive.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees, transferees, distributees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. For purposes of this prospectus, these pledgees, assignees, transferees, distributees and successors-in-interest are considered selling shareholders. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales;
  an underwritten public offering;
  broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The selling shareholders may also resell shares under Rule 904 of Regulation S, Rule 144 or Rule 144(k) under the Securities Act, if available, rather than under this prospectus.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale, if such sale is made pursuant to this prospectus .

We have advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common shares made prior to the date on which this registration statement shall have been declared effective by the Commission. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, to the extent applicable, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholder. Each selling shareholder has represented and warranted to us that it acquired the common stock subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

DESCRIPTION OF SHARE CAPITAL

On December 5, 2006, our issued and authorized share capital consisted of the following:

  an unlimited number of common shares without par value (designated as “Limited Voting Shares”), of which 13,850,981 shares are issued and outstanding;
  an unlimited number of Variable Multiple Voting Shares, of which 320,000 shares are issued and outstanding;
  2,000,000 Class A Preferred Shares, none of which are issued and outstanding; and
  2,000,000 Class B Preferred Shares, 1,600,000 shares of which are issued and outstanding and 400,000 shares of which have been converted into common shares.

In addition, as of December 5, 2006, there were 2,503,693 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $13.50 per share, and 5,855,834 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares (other than the common shares issued from time to time on conversion of the Class B Preferred shares) and the denominator of which is the number of issued common shares on March 16, 2006.

Common Shares (Limited Voting Shares)

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares calculated at a share price equal to the ten day average closing price of our common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares, and the right of conversion into common shares at a conversion price equal to the ten day average trading price of common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of our capital stock created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and junior to (iii) the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year in advance by the issuance of common shares at a price of $1.00 per share and thereafter monthly, in advance, in cash or common shares at the option of the holder, calculated at a price per share equal to the average trading price of the common shares for the ten (10) trading days before payment is due, and payable on the 15th day of each month. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares as a class are convertible, in whole or in part at the option of the holder, into 4.1 common shares and 0.80 of a Variable Multiple Voting Share for each Class B Preferred Share converted. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of our capital stock created subsequent to these Class B Preferred Shares which by their terms rank junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and (iii) the Variable Multiple Voting Shares; and (iv) any class or series of shares created subsequent to the Class B Preferred Shares.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to such number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V = LVS x 10
CS

Where:
	V =	the number of votes attaching to each issued Variable Multiple Voting Share
	LVS =	the number of issued common shares, redesignated as Limited Voting Shares (other than the common shares issued from time to time on conversion of the Class B Preferred shares)
	CS =	7,229,912 (which represents the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation)

Based on the above formula, as of December 5, 2006, there were 13,850,981 shares of common stock issued and outstanding, resulting in 16.9 votes for each Variable Multiple Voting Share. As of December 5, 2006, there were 320,000 Variable Multiple Voting Shares issued, entitling the holder of these shares to a total of 5,404,649 votes.

EXPENSES

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling shareholders. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$6,057
Printing and filing expenses	5,000
Accounting fees and expenses	10,000
Legal fees and expenses	15,000
Transfer agent and registrar fees	1,000
Miscellaneous	2,000
Total	$39,057

LEGAL MATTERS

The validity of the issuance of common shares which are offered in this prospectus will be passed on by Max Pinsky, Barrister & Solicitor.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004, and for the years then ended have been audited by UHY LDMB Advisors Inc., our prior independent public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of UHY LDMB Advisors Inc. as an expert in accounting and auditing. Our consolidated financial statements as of December 31, 2003, and for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, our current independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations, accumulated deficit and working capital deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and file reports and other information with the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The registration statement, including all exhibits, may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available to the public from the Commission’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all subsequent annual reports on Form 20-F, Form 40-F, or Form 10-KSB and all subsequent filings by us on Form 10-QSB, or 8-K, prior to termination of this offering. In addition we may incorporate by reference any Form 6-K subsequently filed by us by identifying in such Forms 6-K that they are being incorporated by reference into this prospectus.

1.

Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006, as amended by Form 20-F/A filed on July 25, 2006, Form 20-F/A filed on October 31, 2006, and Form 20-F/A filed on December 6, 2006;

2.	Current Reports on Form 6-K filed on July 25, 2006, July 27, 2006, August 31, 2006, September 5, 2006, and November 2, 2006;

3.

The description of our common shares contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006, including all amendments and reports for the purpose of updating such description.

You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Clearly Canadian Beverage Corporation, 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1. Our telephone number is (800) 663-5658.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of our company under British Columbia law or otherwise, our company has been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.